# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnera Corp, CIK 0000041719
CUSIP: 55939A107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9335 HARRIS CORNERS PKWY, SUITE 300, Charlotte, North Carolina (NC), 28269
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001837548

## Reporting persons
- Cetus Capital VI, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,242,705; shared voting power 0; sole dispositive power 2,242,705; shared dispositive power 0; aggregate amount beneficially owned 2,242,705 (6.26% of the class)
  Comment: (1) Based on 35.8 million shares of the Issuer's common stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2026.

## Item 1. Issuer
Name of issuer: Magnera Corp
Address of issuer's principal executive offices: 9335 Harris Corners Pkwy, Ste 300, Charlotte, NC, 28269

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entity listed below, which is referred to herein as the "Reporting Person".
Cetus Capital VI, L.P., a Delaware limited partnership, whose general partner is Littlejohn Associates VI, L.P., a Delaware limited partnership.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cetus Capital VI, L.P.: By: Littlejohn Associates VI, L.P., its general partner, Robert E. Davis, Manager (05/11/2026)